UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 for Jerry G. Brassfield and Shann M. Brassfield
and Amendment No. 5 for Golden Resorts, Inc.) (1)

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

167889 10 4

(CUSIP Number)

Shann Brassfield
Golden Resorts, Inc.
P.O. Box 1198
Los Gatos, California 95301
(408) 626-8950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 167889 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Golden Resorts, Inc. 94-2200197

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 499,003

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 499,003

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,003 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)   Based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry G. Brassfield

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,903,728

	8.	Shared Voting Power 567,503 (1)

	9.	Sole Dispositive Power 2,903,728

	10.	Shared Dispositive Power 567,503 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,471,231 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)   The reporting person expressly disclaims beneficial ownership with regard to all shares held by Golden Resorts, Inc. and AutoFocus, Inc. except to the extent the reporting person’s pecuniary interest therein.

(2)   Based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shann M. Brassfield

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 141,456

	8.	Shared Voting Power 501,597(1)

	9.	Sole Dispositive Power 141,456

	10.	Shared Dispositive Power 501,597(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 643,053 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)   The reporting person expressly disclaims beneficial ownership with respect to all shares held by Golden Resorts, Inc. except to the extent of the reporting person’s pecuniary interest therein.

(2)   Based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.

This statement relating to BJ’s Restaurants, Inc., a California corporation (“BJ’s Restaurants”), is being filed as (1) Amendment No. 3 to Schedule 13D to amend the Schedule 13D filed by Mr. Jerry G. Brassfield and Mr. Shann M. Brassfield with the Securities and Exchange Commission on February 22, 2002 as amended by Amendment No. 1 thereto filed with Securities and Exchange Commission on January 10, 2003 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on January 22, 2004; and (2) Amendment No. 5 to Schedule 13D to amend the Schedule 13D filed by Golden Resorts, Inc. with the Securities and Exchange Commission on January 29, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on May 14, 2001; Amendment No. 2 thereto filed with the Securities and Exchange Commission on February 22, 2002; Amendment No. 3 thereto filed with the Securities and Exchange Commission on January 10, 2003 and Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 22, 2004.

On May 2, 2005, BJ Chicago, LLC distributed all of its shares of BJ’s Restaurants Common Stock (as defined below) pro rata to its members in connection with the planned dissolution of BJ Chicago.  The members of BJ Chicago determined to dissolve that entity because they concluded that the administrative burdens of maintaining the entity outweighed its benefits.  The members now hold directly the same number of shares of BJ’s Restaurants Common Stock that they previously held indirectly through BJ Chicago.

The Jacmar Companies and entities affiliated with Jacmar’s chairman and chief executive officer William H. Tilley owned 41.67% of the membership interests in BJ Chicago, and Golden Resorts, Inc. and its director Jerry G. Brassfield owned 54.94% of the membership interests in BJ Chicago.  The balance of the interests were held by James A. Dal Pozzo and Shann M. Brassfield, who are officers of The Jacmar Companies and Golden Resorts, Inc., respectively, as well as directors of BJ’s Restaurants.

When the members formed BJ Chicago in December 2000, they contemplated the possibility of selling additional membership interests in BJ Chicago to other investors and using the proceeds to purchase additional shares of BJ’s Restaurants (then known as Chicago Pizza & Brewery) and to make investments in other companies.  However, the members have not done so, and immediately prior to the distribution, BJ Chicago did not have any assets other than shares of BJ’s Restaurants Common Stock.

Following the distribution, the shares of BJ’s Restaurants Common Stock continue to be subject to restrictions on transfer imposed by the federal securities laws because all of the members of BJ Chicago may be deemed to be affiliates of BJ’s Restaurants.

The former members will no longer share voting and investment power with respect to all shares of common stock owned by BJ Chicago.

Item 1.	Security and Issuer

This statement relates to shares of BJ’s Restaurants common stock, no par value per share (“BJ’s Restaurants Common Stock”).  The principal executive offices of BJ’s Restaurants are located at 16162 Beach Blvd., Suite 100, Huntington Beach, California 92647.

Item 2.	Identity and Background

(a)-(c), (f)  Golden Resorts, Inc. (“Golden Resorts”) is a Nevada corporation.  Golden Resorts’ address is P.O. Box 1198, Los Gatos, California 95301.  The principal business of Golden Resorts is investment and real estate development.

Jerry G. Brassfield is a director of Golden Resorts and beneficially owns 44.7% of Golden Resorts’ outstanding stock.  Mr. J.G. Brassfield is sole trustee of The Jerry G. Brassfield Revocable Trust (“JGBRT”), a trust formed under the laws of the State of California.  The business address of Mr. J.G. Brassfield is P.O. Box 1198, Los Gatos, California 95301.

Shann M. Brassfield is the President of Golden Resorts and beneficially owns 28.9% of Golden Resorts’ outstanding stock.  Mr. S.M. Brassfield is sole trustee of The Shann M. Brassfield Revocable Trust (“SMBRT”), a trust formed under the laws of the State of California.  The business address of Mr. S.M. Brassfield is P.O. Box 1198, Los Gatos, California 95301.

Golden Resorts, J.G. Brassfield and S.M. Brassfield are referred to herein collectively as the “Filing Parties.”  The Filing Parties may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Set forth below is a list of the directors and executive officers of Golden Resorts, each of whom is a citizen of the United States.  Unless otherwise listed, each person’s present principal occupation or employment is as an officer or director of Golden Resorts, and the principal business address of each officer is that of Golden Resorts.

Executive Officers and Directors of Golden Resorts:
Shann M. Brassfield, President and Director
Barbara Walters, Secretary and Treasurer
Jerry G. Brassfield, Director
Joseph A. Sperske, Director Attorney 215 Hidden Creek Dr. Auburn, California 95603

(d)-(e)  During the last five years, none of the persons named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The information set forth in Item 5 is incorporated herein by reference.

The aggregate purchase price for the 3,200,000 shares of BJ’s Restaurants Common Stock acquired by BJ Chicago, LLC on August 10, 2001 was $8,000,000. The source of funds for the purchase of the shares of BJ’s Restaurants Common Stock acquired by BJ Chicago was from capital contributions made by its members. The members used working capital and their own personal funds to make their capital contributions.

The aggregate purchase price for the 661,358 shares of BJ’s Restaurants Common Stock acquired by BJ Chicago from significant shareholders of BJ’s Restaurants on March 13, 2001 was $1,818,734.50. The source of funds for the purchase of the shares of BJ’s Restaurants Common Stock acquired by BJ Chicago was from additional capital contributions made by its members. The members used working capital to make their capital contributions.

The aggregate purchase price for the 2,206,500 shares of BJ’s Restaurants Common Stock acquired by BJ Chicago on January 18, 2001 was $8,826,000. The source of funds for the purchase of the shares of BJ’s Restaurants Common Stock acquired by BJ Chicago was from capital contributions made by its members. The members used working capital to make their capital contributions.

On November 10, 2003, AutoFocus, Inc. purchased 1,500 shares of BJ’s Restaurants Common Stock for cash at a purchase price of $13.883 per share, and on March 9, 2004, AutoFocus, Inc. purchased 2,000 shares of BJ’s Restaurants Common Stock for cash at a purchase price of $13.64 per share.  It used working capital to make the purchases.

Mr. S.M. Brassfield purchased the number of shares of BJ’s Restaurants Common Stock for cash on the dates and at the purchase prices set forth in the table below.  He used personal funds to make the purchases.

Number of Shares	Date	Price Per Share
500	3/3/04	$13.626
500	3/4/04	$13.59
500	3/9/04	$13.5884
500	3/12/04	$13.434
145	5/3/04	$13.73
143	5/4/04	$13.98
138	5/5/04	$14.44
142	5/6/04	$14.06
142	5/7/04	$13.95
147	5/12/04	$13.59
145	5/20/04	$13.70

On May 25, 2004, Mr. J.G. Brassfield purchased 5,000 shares of BJ’s Restaurants Common Stock for cash at a purchase price of $13.34 per share. He used personal funds to make the purchase.
On November 2, 2004, Mr. J.G. Brassfield purchased 3,000 shares of BJ’s Restaurants Common Stock for cash at a purchase price of $15.19 per share. He used personal funds to make the purchase.
On December 23, 2004, Mr. J.G. Brassfield received a distribution of 38,000 shares of BJ’s Restaurants Common Stock from the Greenley Trust of which he is a beneficiary.

On December 31, 2004 and January 15, 2005, Mr. J.G. Brassfield transferred 1,600 shares and 1,450 shares, respectively, to an account held by him as custodian for Kendra E. Brassfield, Mr. J.G. Brassfield’s daughter.

On December 31, 2004, Mr. J.G. Brassfield gifted 1,000 shares each to his three grandchildren and donated 2,459 shares to the Joann Brassfield Charitable Giving Foundation, of which Mr. S. Brassfield and Mr. Sperske are directors.

On May 2, 2005, BJ Chicago distributed to its members all 6,081,658 of the shares of BJ’s Restaurants Common Stock it held.  Upon the distribution, the members listed in the table below received the numbers of shares of BJ’s Restaurants Common Stock set forth next to their names:

Member	Shares Received in Distribution

Golden Resorts, Inc.	499,003

The Jacmar Companies	1,433,929

William H. Tilley, as Trustee	1,100,000

James A. Dal Pozzo	102,300

Jerry G. Brassfield Revocable Trust	2,844,126

Shann M. Brassfield Revocable Trust	102,300

TOTAL	6,081,658

Item 4.	Purpose of Transaction

Each of the persons named in Item 2 acquired its shares of BJ’s Restaurants Common Stock for investment purposes.  Upon the completion of BJ Chicago’s acquisition of shares on January 18, 2001, BJ’s Restaurants elected two designees of BJ Chicago to its Board of Directors.

Each of the persons named in Item 2 intends to monitor and evaluate its direct and indirect investments in BJ’s Restaurants on a continuing basis.  Based upon their evaluation from time to time, they may acquire additional shares of BJ’s Restaurants Common Stock, dispose of shares of BJ’s Restaurants Common Stock they beneficially own, submit one or more proposals for the consideration of management of BJ’s Restaurants, and/or communicate with other shareholders of BJ’s Restaurants.

Except as set forth above, none of the persons named in Item 2 has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The persons named in Item 2, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Golden Resorts beneficially owns 499,003 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Golden Resorts represent approximately 2.2% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 19,812,786 shares of BJ’s Restaurants Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.

Mr. J.G. Brassfield beneficially owns 3,471,231 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. J.G. Brassfield represent approximately 15.4% of the issued and outstanding shares of BJ’s Restaurants based on 19,812,786 shares of BJ’s Restaurants Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.  The shares are beneficially owned by Mr. J.G. Brassfield as follows, and unless otherwise indicated, Mr. J.G. Brassfield has sole voting and dispositive power over such shares:

(1) 50,695 shares are held by Mr. J.G. Brassfield directly;
(2) 8,907 shares are held by Mr. J.G. Brassfield as custodian for Kendra E. Brassfield, Mr.
(3) 2,844,126 shares are held by JGBRT. Mr. J.G. Brassfield is sole trustee of JGBRT and has sole voting and dispositive power over such shares; and

(4)           68,500 shares are held by AutoFocus, Inc., a California corporation, of which Mr. J.G. Brassfield is the President.  Mr. J.G. Brassfield has shared voting and dispositive power over such shares; and

(5) 499,003 shares are held by Golden Resorts, Inc., of which Mr. J.G. Brassfield is a director. Mr. J.G. Brassfield has shared voting and dispositive power over such shares.

Mr. S.M. Brassfield beneficially owns 643,053 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. S.M. Brassfield represent approximately 2.9% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 19,812,786 shares of BJ’s Restaurants Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005. The shares are beneficially owned by Mr. S.M. Brassfield as follows, and unless otherwise indicated, Mr. S.M. Brassfield has sole voting and dispositive power over such shares:

(1) 102,300 shares are held by SMBRT. Mr. S.M. Brassfield is the sole trustee of SMBRT and has sole voting and dispositive power over such shares;
(2) 3,002 shares are held directly by Mr. S.M. Brassfield;
(3) 2,594 shares are held by the Joann Brassfield Charitable Giving Foundation, of which Mr. S. Brassfield is a director. Mr. S. Brassfield has shared voting and dispositive power over such shares;
(4) 499,003 shares are held by Golden Resorts, Inc., of which Mr. S. Brassfield is President. Mr. S. Brassfield has shared voting and dispositive power over such shares; and
(5) 36,154 shares are subject to options that are held by Mr. S.M. Brassfield directly and are currently exercisable or will become exercisable within 60 days.

Joseph A. Sperske beneficially owns 103,332 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. Sperske represent approximately 0.5% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 19,812,786 shares of BJ’s Restaurants Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.  The shares are beneficially owned by Mr. Sperske as follows, and Mr. Sperske has sole voting and dispositive power over such shares (except as indicated) but disclaims beneficial ownership of all of such shares:

(1) 15,704 shares are held by the Melissa Brassfield Revocable Trust, of which Mr. Sperske is sole trustee;
(2) 9,981 shares are held by the Robert Anthony Brassfield Revocable Trust, of which Mr. Sperske is sole trustee;
(3) 2,000 shares are held by the Chad Joseph Brassfield Trust, of which Mr. Sperske is sole trustee;
(4) 2,000 shares are held by the Jared Stanley Brassfield Trust, of which Mr. Sperske is sole trustee;
(5) 2,553 shares are held by Mr. Sperske as custodian for Shann D. Brassfield;
(6) 68,500 shares are held by AutoFocus, Inc., a California corporation, of which Mr. Sperske is a director. Mr. Sperske has shared voting and dispositive power over such shares; and
(7) 2,594 shares are held by the Joann Brassfield Charitable Giving Foundation, of which Mr. Sperske is a director. Mr. Sperske has shared voting and dispositive power over such shares.

Each of J.G. Brassfield and S.M. Brassfield disclaims beneficial ownership with respect to the 499,003 shares of BJ’s Restaurants Common Stock held by Golden Resorts except to the extent of his pecuniary interest therein, and each of Mr. J.G. Brassfield and Mr. Sperske disclaims beneficial ownership with respect to the 68,500 shares held by AutoFocus, Inc. except to the extent of his pecuniary interest therein.

On May 2, 2005, BJ Chicago distributed to its members all 6,081,658 of the shares of BJ’s Restaurants Common Stock it held.  Upon the distribution, the members listed in the table below received the numbers of shares of BJ’s Restaurants Common Stock set forth next to their names:

Member	Shares Received in Distribution

Golden Resorts, Inc.	499,003

The Jacmar Companies	1,433,929

William H. Tilley, as Trustee	1,100,000

James A. Dal Pozzo	102,300

Jerry G. Brassfield Revocable Trust	2,844,126

Shann M. Brassfield Revocable Trust	102,300

TOTAL	6,081,658

(d)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 24, 2002, Golden Resorts entered into a $1,500,000 loan with Cupertino National Bank & Trust evidenced by a promissory note and related Commercial Pledge and Security Agreement with Cupertino National Bank & Trust, pursuant to which Golden Resorts pledged its allocable interest in the shares of BJ’s Restaurants Common Stock held by BJ Chicago.  To effectuate this pledge, BJ Chicago entered into a letter agreement with Greater Bay Bank and a Collateral Account Control Agreement with Cupertino National Bank & Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), pursuant to which Cupertino National Bank & Trust was granted a security interest in 499,003 shares of Chicago Pizza Common Stock to be held by Merrill Lynch in a pledged collateral account.

On March 15, 2005, Golden Resorts entered into a new Commercial Pledge and Security Agreement with Heritage Bank of Commerce, replacing the prior agreement with Cupertino National Bank.  Pursuant to the new agreement, the loan amount was increased to $2,500,000 and Golden Resorts agreed to pledge the shares distributed to it by BJ Chicago to Heritage Bank of Commerce.  The letter agreement with Cupertino National Bank and the Collateral Account Control Agreement with Cupertino National Bank & Trust and Merrill Lynch were terminated.

Except as set forth above, to the knowledge of the Filing Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 or between any of the persons named in Item 2 and any other person with respect to any securities of Chicago Piazza, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Joint Filing Agreement
2. Commercial Pledge and Security Agreement dated March 15, 2005 between Golden Resorts, Inc. and Heritage Bank of Commerce.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 9, 2005

GOLDEN RESORTS, INC.

By:	/s/ Shann M. Brassfield
Name:	Shann M. Brassfield
Its:	President

JERRY G. BRASSFIELD

By:	/s/ Jerry G. Brassfield
Name:	Jerry G. Brassfield

SHANN M. BRASSFIELD

By:	/s/ Shann M. Brassfield
Name:	Shann M. Brassfield